Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY INCLUDED IN DOW JONES SUSTAINABILITY INDEX

CALGARY, Alberta – September 13, 2006 – Talisman Energy Inc. has been included in the Dow Jones Sustainability (North America) Index for the first time.

Talisman’s inclusion in the index is based upon an assessment of the Company’s corporate responsibility performance and reporting, corporate governance, risk and crisis management as well as other economic, environmental and social indicators. The index was established in 1999 and includes the leading 20% of the 600 largest North American companies in terms of their sustainability performance.

The Dow Jones Sustainability North America Index is available at www.sustainability-indexes.com. Talisman’s Corporate Responsibility Report can be viewed at www.talisman-energy.com.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Reg Manhas, Manager

Corporate Responsibility and Government Affairs

Phone: (403) 237-1449  Fax: (403) 231-3629

E-mail: rmanhas@talisman-energy.com

David Mann, Senior Manager, Corporate		Christopher J. LeGallais
	& Investor Communications	Senior Manager, Investor Relations
Phone:	403-237-1196 Fax: 403-237-1210	Phone:	403-237-1957 Fax: 403-237-1210
E-mail:	tlm@talisman-energy.com	Email:	tlm@talisman-energy.com

28-06